VIPER ENERGY PARTNERS LP

500 West Texas Avenue, Suite 1200

Midland, Texas 79701

Via EDGAR

June 4, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Viper Energy Partners LP

Registration Statement on Form S-1

File No.: 333-195769

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Viper Energy Partners LP (the “Partnership,” “we,” “us” or “our”) hereby confidentially submits our currently expected offering terms of the initial public offering (the “Offering”) of our common units representing limited partner interests (the “Common Units”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of Common Units to be offered, the estimated net proceeds the Partnership expects to receive from the Offering and the total number of Common Units to be outstanding after the Offering. The Partnership expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-195769, as amended (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of Common Units to be offered as of June 4, 2014. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19 to $21 per Common Unit, with a midpoint of $20 per Common Unit. In the Offering, the Partnership proposes to sell up to 5,000,000 Common Units. The Partnership also proposes to grant the underwriters a 30-day option to purchase up to an aggregate of 750,000 additional Common Units from the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given potential market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

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Please direct any questions that you have with respect to the foregoing to Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

VIPER ENERGY PARTNERS LP

By: VIPER ENERGY PARTNERS GP LLC, its general partner

By:	/s/ Teresa L. Dick
Name:	Teresa L. Dick
Title:	Chief Financial Officer, Senior Vice President and Assistant Secretary

Enclosures

cc:	Caroline Kim

Randall J. Holder – Viper Energy Partners LP

Brenda Lenahan – Vinson & Elkins L.L.P.

Mike Rosenwasser – Vinson & Elkins L.L.P.

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